Exhibit 99.1

ProLiance Energy, LLC and Subsidiaries Consolidated Financial Statements for the Years Ended September 30, 2006, 2005 and 2004 and Independent Auditors’ Report

PROLIANCE ENERGY, LLC AND SUBSIDIARIES

TABLE OF CONTENTS

Page
Independent Auditors’ Report	1

Consolidated Balance Sheets as of September 30, 2006 and 2005	2

Consolidated Statements of Operations for the Years Ended September 30, 2006, 2005 and 2004	3

Consolidated Statements of Changes in Members’ Equity for the Years Ended
September 30, 2006, 2005 and 2004	4

Consolidated Statements of Cash Flows for the Years Ended September 30, 2006, 2005 and 2004	5

Notes to Consolidated Financial Statements	6-13

INDEPENDENT AUDITORS’ REPORT

ProLiance Energy, LLC:

We have audited the accompanying consolidated balance sheets of ProLiance Energy, LLC and Subsidiaries (the Company) as of September 30, 2006 and 2005, and the related consolidated statements of operations, changes in members’ equity, and cash flows for each of the three years in the period ended September 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2006 and 2005, and the results of their operations and their cash flows for the three years in the period ended September 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Indianapolis, Indiana

December 1, 2006

PROLIANCE ENERGY, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2006 AND 2005
(in thousands)
	2006	2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$21,443	$5,935
Gas accounts receivable (less allowance of $593 and $452, respectively)	129,692	276,760
Other accounts receivable	341	1,688
Gas inventory	233,725	273,539
Margin deposits	-	69,396
Derivatives—at fair value	68,916	71,205
Other current assets	5,307	4,331
Total current assets	459,424	702,854

PROPERTY AND EQUIPMENT—Net	18,249	20,173
INVESTMENT IN UNCONSOLIDATED AFFILIATES	18,333	9,554
NOTES RECEIVABLE FROM UNCONSOLIDATED AFFILIATES	29,346	5,359
OTHER (less allowance of $0 and $4,072, respectively)	1,462	625

TOTAL ASSETS	$526,814	$738,565

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES:
Short-term borrowings	$-	$87,000
Current maturities of long-term debt	500	2,875
Gas accounts payable	142,786	282,799
Other accounts payable	12,519	1,058
Deferred revenue	87,784	87,942
Derivatives—at fair value	51,812	119,123
Loss contingency payable	21,600	903
Other current liabilities	11,141	4,680
Total current liabilities	328,142	586,380

OTHER ACCRUED LIABILITIES	2,607	4,817
LONG TERM DEBT	1,875	-
MINORITY INTEREST	2,030	2,048
Total liabilities	334,654	593,245

COMMITMENTS AND CONTINGENCIES (Note 9)

MEMBERS’ EQUITY:
Members’ equity	196,259	175,958
Accumulated other comprehensive loss	(4,099)	(30,638)
Total members’ equity	192,160	145,320

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$526,814	$738,565

See notes to consolidated financial statements.

PROLIANCE ENERGY, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(in thousands)

	2006	2005	2004

REVENUES—
Gas marketing:
Affiliated gas marketing	$1,265,533	$1,225,092	$1,095,649
Nonaffiliated gas marketing	1,807,672	1,577,115	1,328,155
Total gas marketing	3,073,205	2,802,207	2,423,804

COSTS AND EXPENSES:
Cost of gas sold	2,942,546	2,718,154	2,354,708
Other operating expenses	34,360	26,694	26,571
Reserve for loss contingency	18,347	3,930	-

OPERATING INCOME	77,952	53,429	42,525

OTHER INCOME (EXPENSE):
Equity in earnings of affiliate	284	-	-
Interest income	3,036	1,149	429
Interest expense	(2,144)	(1,027)	(406)

Total other income	1,176	122	123

INCOME BEFORE MINORITY INTEREST	79,128	53,551	42,648

MINORITY INTEREST	290	401	328

NET INCOME	$78,838	$53,150	$42,320

See notes to consolidated financial statements.

PROLIANCE ENERGY, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(in thousands)
	Vectren Energy	Citizens
	Marketing &	By-Products
	Services, Inc.	Coal Co.	Total

BALANCE—October 1, 2003	$75,756	$44,009	$119,765

Comprehensive income:

Net income, for the year ended
September 30, 2004	25,815	16,504	42,319

Other comprehensive loss (loss on cash flow hedges—net)	(15,606)	(9,977)	(25,583)

Total comprehensive income	10,209	6,527	16,736

Distributions	(9,526)	(6,090)	(15,616)

BALANCE—September 30, 2004	76,439	44,446	120,885

Comprehensive income:

Net income, for the year ended
September 30, 2005	32,422	20,728	53,150

Other comprehensive loss (loss on cash flow hedges—net)	(7,599)	(4,858)	(12,457)

Total comprehensive income	24,823	15,870	40,693

Distributions	(9,917)	(6,341)	(16,258)

BALANCE—September 30, 2005	91,345	53,975	145,320

Comprehensive income:

Net income, for the year ended
September 30, 2006	48,091	30,747	78,838

Other comprehensive income (gain on cash flow hedges—net)	16,189	10,350	26,539

Total comprehensive income	64,280	41,097	105,377

Distributions	(35,708)	(22,829)	(58,537)

BALANCE—September 30, 2006	$119,917	$72,243	$192,160

See notes to consolidated financial statements.

PROLIANCE ENERGY, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTCASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(in thousands)
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$78,838	$53,150	$42,319
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
Depreciation	2,281	2,265	2,242
Amortization	1,088	681	496
Provision from uncollectible accounts—net of write offs and
recoveries	141	17	(203)
Minority interest	290	401	329
Changes in assets and liabilities-
Decrease (increase) in margin deposits	81,195	(54,816)	(10,528)
Decrease (increase) in accounts receivable	148,733	(104,413)	(49,026)
Decrease (increase) in gas inventory	39,814	(50,986)	(75,468)
(Increase) decrease in derivative related accounts	(38,483)	26,827	(5,780)
Increase in other assets	(3,714)	(1,115)	1,450
(Decrease) increase in accounts payable	(140,351)	117,188	46,011
(Decrease) increase in deferred revenue	(158)	14,215	4,565
Increase in other liabilities	24,948	473	(409)
Net cash provided by (used in) operating activities	194,622	3,887	(44,002)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures—net of retirements	(357)	(996)	(2,298)
Investment in unconsolidated affiliates	(8,779)	(9,554)	-
(Decrease) increase in affiliate loans	(459)	572	-
Increase in notes receivable issued to unconsolidated affiliates	(23,987)	(5,359)	-
Decrease (increase) in escrow accounts	813	(541)	(120)
Net cash used in investing activities	(32,769)	(15,878)	(2,418)

CASH FLOWS FROM FINANCING ACTIVITIES:
(Decrease) increase in short-term borrowings	(87,000)	31,000	56,000
Repayment of long-term debt	(500)	(500)	(500)
Distribution to Lee 8 minority owners	(308)	(339)	(262)
Distributions to members	(58,537)	(16,258)	(15,616)
Net cash provided by (used in) financing activities	(146,345)	13,903	39,622

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,508	1,912	(6,798)

CASH AND CASH EQUIVALENTS—Beginning of period	5,935	4,023	10,821

CASH AND CASH EQUIVALENTS—End of period	$21,443	$5,935	$4,023

CASH PAID FOR INTEREST	$2,144	$1,031	$325

See notes to consolidated financial statements.

PROLIANCE ENERGY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2006, 2005 AND 2004

1.	ORGANIZATION AND NATURE OF BUSINESS

ProLiance Energy, LLC and subsidiaries (ProLiance or the Company) is an energy marketing, management services, asset development and operations company. The Company is owned jointly by Citizens By-Products Coal Company (Citizens By-Products), a wholly owned subsidiary of Citizens Gas and Coke Utility (Citizens Gas) and Vectren Energy Marketing & Services, Inc. (Vectren Energy), a wholly owned subsidiary of Vectren Corporation (Vectren). ProLiance is headquartered in Indianapolis, Indiana.

The Board of Representatives (Board) of ProLiance has a cash distribution policy that distributes approximately 40% of the Company’s net income to its members. Distributions are accrued and paid quarterly upon declaration by the Board and are split 61% and 39% between Vectren Energy and Citizens By-Products, respectively. In January 2006, the Board declared a special dividend of $17 million which was pro-ratably paid to the members on February 1, 2006.

ProLiance is the supplier of gas and related services to Indiana Gas Company (IGC), Citizens Gas, Westfield Gas, Southern Indiana Gas & Electric Company (SIGECO) and Vectren Retail, as well as a provider of similar services to other utilities and customers in Indiana and other states. Effective November 1, 2005, the Company’s contract with Vectren Energy Delivery of Ohio (VEDO) expired and was not renewed or renegotiated. IGC, VEDO, SIGECO and Vectren Retail are all wholly owned subsidiaries of Vectren. IGC and SIGECO are commonly known as Vectren Energy Delivery of Indiana (VEDI). IGC is also known as Vectren North and SIGECO is also known as Vectren South. Westfield Gas is a wholly owned subsidiary of Citizens Gas.

Ohio Valley Hub, LLC (OVH) and Northern Storage, LLC (Northern Storage) are wholly owned subsidiaries of ProLiance. OVH is a regulated pipeline with assets in southern Indiana and Northern Storage owns a 51% equity interest in Lee 8 Storage Partnership (Lee 8), a Michigan co-partnership. Lee 8 maintains and operates a natural gas storage field in Calhoun County, Michigan. Lee 8 financial information and the related minority interest are recorded in consolidation.

On October 6, 2005, Heartland Gas Pipeline, LLC (Heartland), a 50/50 joint venture between ProLiance and Citizens Gas, received approval from the Indiana Utility Regulatory Commission (IURC) to construct and operate a new 25-mile pipeline to provide Central Indiana direct access to natural gas from the western United States and Canada. Heartland is building and will operate a 16-inch diameter pipeline to transport up to 80,000 MMBtu per day of natural gas to the region. Service is expected to begin before December 31, 2006 with a total construction cost of approximately $18.1 million. Heartland obtained a $10 million revolving credit facility during September 2006 in order to fund approximately 50% of the construction costs. Heartland is accounted for under the equity method. ProLiance invested approximately $1.6 million and $3.1 million during 2006 and 2005, respectively.

ProLiance has a 15-year transportation and storage agreement with Heartland. The agreement provides for 25,000 MMBtu per day of deliverability and 2,000,000 MMBtu of storage capacity. Annual demand payments are $0.3 million per year and transportation rates are tariff based.

Liberty Gas Storage, LLC (Liberty) and Pelican Turn, LLC (Pelican Turn) are joint ventures between ProLiance and Sempra Energy International Storage Corp. (SEI), an unregulated subsidiary of Sempra Energy. ProLiance has acquired a 25% share in the development assets of Liberty and Pelican Turn.

Liberty’s primary development asset includes a long-term lease (initially twenty years with two successive ten-year renewal periods) of storage and mineral rights associated with existing salt dome storage caverns in southern Louisiana. ProLiance has an 11-year contract for approximately one-third of the asset’s 17.7 billion cubic feet of working gas capacity. Full development of the project should provide highly deliverable storage capacity via the salt dome cavern. The project is expected to be operational in late 2006 or early 2007.

On September 13, 2006, Pelican Turn announced that it had acquired three existing salt caverns representing 10 to 12 billion cubic feet of potential natural gas storage capacity and more than 150 acres of property in Cameron Parish, Louisiana.

ProLiance’s investment in Liberty and Pelican Turn (Storage Development Assets) are accounted for under the equity method. ProLiance’s investment in Storage Development Assets has been made in cash contributions and by issuing notes receivable. During 2006 and 2005, cash contributions totaled $7.2 million and $6.4 million, respectively and notes receivable issued totaled $24.0 million and $5.4 million, respectively (see Note 5). ProLiance has committed to an additional investment of $10.4 million in Storage Development Assets during 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risk Management Activities and Derivatives—The Company engages in risk management activities primarily for non-trading purposes. Derivative instruments utilized in connection with these activities are accounted for in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (collectively, SFAS 133). SFAS 133 requires all derivative instruments be recorded on the balance sheet as an asset or liability measured at its fair value and that changes in the derivative’s fair value be recognized currently in the consolidated statement of operations unless specific hedge accounting criteria are met.

Derivative instruments have been reflected as “Derivatives, at fair value” in the consolidated balance sheets. The change in value of these balances is primarily due to changes in market prices, newly originated transactions and the settlement of prior transactions. This change is recorded in the consolidated statement of operations as a component of cost of gas sold unless the transactions qualify for cash flow hedge accounting, which allows the gains or losses to be recorded to Other Comprehensive Income until the hedged item is recognized in the consolidated statement of operations. The market prices used to value these transactions reflect management’s best estimate considering various factors including closing exchange and over-the-counter quotations and volatility factors underlying the commitments. Ineffectiveness related to cash flow hedges is recorded in the consolidated statements of operations in accordance with the requirements of SFAS 133.

The Company enters into various purchase and sale contracts to manage its price risk exposure. Price risk exposure is created through the Company’s various business activities, which include providing gas management services and gas supply services to wholesale, commercial and industrial customers, municipalities and utilities, storage optimization and certain trading activities. Derivatives used to hedge the forecasted purchase of gas related to sales to the above customer groups and to hedge the forecasted sale of gas are treated as cash flow hedges with the change in fair value recorded to Other Comprehensive Income.

Amounts recorded in Accumulated Other Comprehensive Income at September 30, 2005, 2004 and 2003 have been reclassified to the consolidated statement of operations during the fiscal years ended September 30, 2006, 2005 and 2004 as the forecasted transactions were completed. The Company expects that all amounts recorded in Accumulated Other Comprehensive Income at September 30, 2006 will be reclassified to the consolidated statement of operations during future fiscal periods as the forecasted transactions are completed. The approximate amount of gain or loss expected to be reclassified to the consolidated statements of operations during the fiscal years ended September 30, 2007, 2008, 2009 and fiscal years after 2009 is a loss of $22.0 million, a gain of $9.6 million, a gain of $6.6 million and a gain of $1.7 million, respectively (based upon market conditions at September 30, 2006) and will be offset by the execution of physical transactions. No cash flow hedges were discontinued during the years ended September 30, 2006, 2005 and 2004 as a result of a forecasted transaction becoming improbable. At September 30, 2006, ProLiance has derivatives that settle at various dates through December 2011.

The amount of ineffectiveness related to cash flow hedges that was recorded in the consolidated statements of operations was a loss of $2.0 million, a gain of $2.0 million, and a gain of $1.6 million, during the fiscal years ended September 30, 2006, 2005 and 2004, respectively. The ineffectiveness relates primarily to basis (the physical location of the underlying versus the financial instrument).

The activity affecting Accumulated Other Comprehensive Income (Loss), with respect to cash flow hedges included the following (in thousands):

	2006	2005	2004
Net unrealized gains (losses) on derivatives qualifying as	$(30,638)	$(18,181)	$7,402
cash flow hedges at the beginning of the period
Unrealized hedging gains (losses) arising during the period on	17,588	(49,890)	(10,820)
derivatives qualifying as cash flow hedges
Reclassification adjustment transferred to net income	8,951	37,433	(14,763)
Net unrealized losses on derivatives qualifying as cash flow
hedges at the end of the period	$(4,099)	$(30,638)	$(18,181)

The Company is also exposed to credit risk as a result of nonperformance by counterparties. ProLiance maintains credit policies with regard to its counterparties that management believes significantly minimize overall credit risk. These policies include a thorough review of the financial statements of counterparties on a regular basis and, when necessary, require that collateral, such as letters of credit, be maintained. In addition, ProLiance sets limits with regard to the level of exposure with each counterparty.

Cash and Cash Equivalents—Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash and have original maturities of less than ninety days. At September 30, 2006 and 2005, cash equivalents included money market funds and commercial paper.

Escrow Accounts—A pipeline company and a state and local taxing authority require escrow accounts. As of September 30, 2006 and 2005, the balance of the pipeline company escrow account was $0.2 million and $1.0 million, respectively, and is classified as Other Accounts Receivable on the consolidated balance sheets. As of September 30, 2006 and 2005, the balance of the state and local taxing authority escrow account was $0.4 million and $0.4 million, respectively and is classified as Other Assets on the consolidated balance sheets.

Revenues—Revenue is recognized in the period the gas is delivered to customers or services are rendered. ProLiance’s revenues are derived principally from sales of gas and related services to commercial and industrial companies, municipalities, local distribution companies and other marketing companies. The concentration of credit risk in the gas industry affects ProLiance’s overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. ProLiance has not experienced significant credit losses on receivables from such sales.

Income Taxes—As a limited liability company, ProLiance is treated as a partnership for income tax purposes. Accordingly, the accompanying financial statements do not include any provision for Federal income taxes since ProLiance’s operating results are passed directly through to its members for inclusion in their income tax returns.

ProLiance expensed state income taxes of $0.7 million in 2006, $0.1 million in 2005 and $0.1 million in 2004, and paid state income taxes of $0.6 million, $0.1 million and $0.1 million, respectively, for fiscal years 2006, 2005 and 2004.

ProLiance makes quarterly estimated tax payments to the state of Ohio on behalf of Vectren. During fiscal years 2006, 2005 and 2004, these payments were $0.5 million, $0.2 million and $0.6 million, respectively. All of these payments were reimbursed by Vectren during fiscal years 2006, 2005 and 2004.

Imbalances—Volume imbalances result from differences in volumes scheduled and initially paid for (nominated) and volumes received or delivered. The amounts due to or receivable from customers and/or pipelines have been recognized at the estimated price to settle the imbalance. The estimated price is based upon contractual terms with counterparties and prices on the New York Mercantile and over-the-counter exchanges.

Gas Inventory—The carrying value of inventory is at average cost.

Property and Equipment—Property and equipment is recorded at cost. Routine maintenance and repairs are expensed. Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the assets (2-30 years) or the lease period. At September 30, property and equipment consisted of the following (in thousands):

	2006	2005

Leasehold improvements	$960	$964
Storage and pipeline equipment	21,140	20,898
Office furniture and equipment	1,132	1,132
Computer applications and equipment	8,785	8,666

Total property and equipment	32,017	31,660

Less—accumulated depreciation	(13,768)	(11,487)

Property and equipment, net	$18,249	$20,173

ProLiance reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized by the amount in which the carrying amount of the asset exceeds the fair value of the asset.

ProLiance adopted FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations in fiscal year 2006. The interpretation did not have a material affect on the Company’s consolidated financial statements.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries, after elimination of significant intercompany transactions.

3.	DEFERRED REVENUE

Deferred revenue at September 30, 2006 and 2005 consists of revenue related to advance payments from IGC for services to be provided during the heating season. Revenue deferred at year end will be recognized when the services are delivered. All deferred revenue as of September 30, 2006 will be recognized during 2007 and 2008.

4.	CREDIT FACILITIES

ProLiance has an unsecured, committed, revolving credit agreement (credit agreement) with nine financial institutions that expires on June 16, 2009. The credit agreement includes a variable rate line of credit facility and a letter of credit facility. The credit agreement allows a total of $400 million to be outstanding on the combined facilities from October 1 through March 31 and $300 million from April 1 through September 30. Surety bonds, performance bonds and payment guarantees reduce the amount available under the credit agreement. The facility has a sub-commitment limitation of $100 million for letters of credit. ProLiance must maintain Consolidated Tangible Net Worth (Members Equity excluding Accumulated Other Comprehensive Income or Loss) in an amount not less than $150 million plus 30 percent of consolidated net earnings after September 30, 2006. ProLiance was in compliance with all covenant and coverage tests related to this credit agreement as of September 30, 2006. As of September 30, 2006, ProLiance had no borrowings under the line of credit facility. At September 30, 2005, ProLiance had $87 million in borrowings (at a 5.75% interest rate) under the line of credit facility. As of September 30, 2006 and 2005, ProLiance had $55.8 million and $79.1 million of letters of credit outstanding under the line of credit facility, respectively.

Lee 8 has a term loan agreement with LaSalle Bank dated March 31, 2003 and amended March 31, 2006. Interest is variable at the three-month LIBOR plus one (6.37% at September 30, 2006) and principal payments of $0.1 million are due quarterly. Lee 8 was in compliance with all covenant and coverage tests related to this loan agreement as of September 30, 2006. The outstanding balance on the loan at September 30, 2006 was $2.4 million (includes $1.2 million related to other minority interests). The outstanding balance on the loan at September 30, 2005 was $2.9 million (includes $1.4 million related to other minority interests). The remaining outstanding principal is due March 31, 2009. Future principal repayments as of September 30, 2006 are as follows (in thousands):

Fiscal Year

2007	$500
2008	500
2009	1,375

5.	AFFFILIATED NOTES RECEIVABLE

During 2006 and 2005, ProLiance issued notes to Liberty. The original principal amount of the notes totaled $28.5 million and $5.4 million at September 30, 2006 and 2005. Interest accrues on the notes at fixed rates ranging from 3.92% to 5.15% and is added to the outstanding principal amount. The notes have five-year terms from their date of issuance with the latest maturity date of September 7, 2011.

During 2006, $7.3 million of notes were issued to Heartland and subsequently paid-off after third-party financing was secured by Heartland. Interest on the notes accrued at rates of 6.75% and 7.00%.

6.	FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings are a reasonable estimate of their fair values, due to their short-term nature. The estimated fair market value of inventory at September 30, 2006 and September 30, 2005, excluding costs to sell, was $282.6 million and $426.5 million, (approximately $7.54 per MMBtu and $12.92 per MMBtu, respectively). The carrying value of long-term debt approximates its fair value.

7.	LEASES

ProLiance leases its office space under operating leases. Rental expense under these arrangements and other various operating leases for the years ended September 30, 2006, 2005 and 2004 totaled $0.6 million, $0.6 million and $0.7 million, respectively. Future minimum lease payments under noncancellable operating leases as of September 30, 2006 are as follows (in thousands):

2007	$686
2008	924
2009	955
2010	966
2011	983

OVH leases from SIGECO 10,000 MMBtu per day of deliverability and 2,750,000 MMBtu of storage capacity at SIGECO’s Monroe City Storage Field. Annual lease payments total $0.2 million and are due monthly. This lease commenced November 1, 2001 and remains in effect for eight years with an automatic renewal clause. Payments under this lease began in February 2002.

8.	GAS SALES AND PORTFOLIO ADMINISTRATION AGREEMENTS

The Company provides natural gas and related services to IGC, Citizens Gas and SIGECO. The sale of gas and provision of other services to IGC, Citizens Gas and SIGECO (Indiana Member Utilities) is subject to regulatory review through the quarterly gas cost adjustment process administered by the IURC. The Indiana Member Utilities’ contracts are administered under a settlement agreement (commonly referred to as “GCA50”) entered into in 2002 between the Indiana Member Utilities, the Indiana Office of the Utility Consumer Counselor (OUCC), the Citizens Action Coalition and the Citizens Industrial Group.

On April 25, 2006, a new settlement agreement, including early renewal of the Indiana Member Utilities’ contracts, was approved by the IURC. Under the new settlement agreement, ProLiance will continue to provide natural gas and related services to the Indiana Member Utilities through March 31, 2011. ProLiance is required to fund $2 million annually to Indiana ratepayer programs through the end of the settlement agreement.

9.	COMMITMENTS AND CONTINGENCIES

On November 22, 2006, ProLiance agreed to settle a 2002 civil lawsuit between the City of Huntsville, Alabama and ProLiance. The $21.6 million settlement (Huntsville Settlement) relates to a dispute over a contractual relationship with Huntsville Utilities during 2000-2002.

During 2006, ProLiance recorded $18.3 million as a reserve for loss contingency recognizing the Huntsville Settlement. During 2005, ProLiance recorded $3.9 million as a reserve for loss contingency recognizing the initial unfavorable judgment and the uncertainties related to ultimate outcome. During 2006 and 2005, $0.1 million and $0.5 million of legal fees were charged against the reserve.

During 2005, the Company posted an appeal bond in the amount of $38.9 million which was subsequently released in conjunction with payment of the Huntsville Settlement on November 27, 2006.

As of September 30, 2005, the Company had approximately $4.1 million due from Huntsville Utilities, recorded in Other assets, net. This amount was fully offset by an allowance for loss contingency, also recorded in Other assets, net. As a result of the Huntsville Settlement, this amount was fully written-off as of September 30, 2006.

During fiscal years prior to 2005, the Company received $0.8 million in insurance proceeds from the Chubb Group of Insurance companies (Chubb). The proceeds were the result of claims filed by ProLiance related to the complaints made by Huntsville Utilities and offset the Company’s legal defense costs. Chubb filed an approximately $1.2 million lawsuit against ProLiance in 2005 to recover the insurance proceeds paid to ProLiance, as well as proceeds paid to others as defense costs on behalf of ProLiance. The Huntsville Settlement does not resolve this on-going litigation. The Company does not believe the outcome will have a material adverse effect on the Company.

The Company is party to various other legal proceedings in the ordinary course of business. In the opinion of management of the Company, however, no other such proceedings pending against the Company are likely to have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

10.	RETIREMENT PLAN

ProLiance has a defined contribution retirement savings plan which is qualified under sections 401(a) and 401(k) of the Internal Revenue Code. Under the terms of the retirement savings plan, eligible participants may direct a specified percentage of their compensation to be invested in various investment funds. Participants in the retirement savings plan have, subject to prescribed limitations, matching company contributions made to the plan on their behalf. During fiscal 2006, 2005 and 2004, the Company made contributions of $0.6 million, $0.6 million and $0.6 million, respectively, to the plan.

11.	RELATED PARTY TRANSACTIONS

ProLiance engages in significant transactions with affiliates of Vectren and Citizens Gas. Sales to affiliates of Vectren and Citizens Gas for the periods ended September 30, 2006, 2005 and 2004 exceeded 10% of total revenue. The following table sets forth significant related party transactions (in thousands):

	Vectren	Citizens
2006	Affiliates	Gas

Total sales, service and portfolio administrative revenues	$942,305	$323,228
Accoutns receivable- gas	37,501	18,949
Accounts receivable- other		113
Accounts payable- gas	2,144
Interest income		105

2005

Total sales, service and portfolio administrative revenues	$934,512	$290,580
Accoutns receivable- gas	79,128	29,554
Accounts receivable- other	75	572
Accounts payable- gas		463

2004

Total sales, service and portfolio administrative revenues	$830,428	$265,221

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